May 7, 2014

VIA EDGAR & FEDERAL EXPRESS

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549

Re:	Allergan, Inc.
Schedule 13D filed April 21, 2014
Filed by Valeant Pharmaceuticals International, Inc. et al.
File No. 1-10269

Dear Ms. Chalk:

On behalf of Valeant Pharmaceuticals International, Inc. (“Valeant”) and Valeant Pharmaceuticals International (together with Valeant, the “Filing Persons”), set forth below is the response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that was set forth in your letter dated May 2, 2014 regarding the Company’s Schedule 13D, filed with the Commission on April 21, 2014 (the “Schedule 13D”). For your convenience, this letter is formatted to reproduce your comment in bold text followed by our response.

1.	We note the disclosure in Item 6 of the Schedule 13D listed above describing a February 25, 2014 letter agreement between Valeant Pharmaceuticals International, Inc. (“Valeant”) and Pershing Square Capital Management, L.P. (“Pershing”). Such letter agreement is filed as Exhibit 99.3 to the above-referenced Schedule 13D. We note that pursuant to its terms, Valeant commits to contributing $75.9 million to a newly-formed, jointly-held entity known as PS Fund 1 for the purpose of acquiring shares in Allergan, Inc. (“Allergan”). In addition, pursuant to the February 25, 2014 letter agreement, if Valeant and Allergan consummate a business combination transaction, Pershing undertakes to hold $1.5 billion in Valeant common shares on the date such transaction is consummated. Please provide a written analysis as to why Valeant did not file a Form 8-K upon entering into this agreement. See Exchange Act Rule 13a-11 and Item 1.01 of Form 8-K.

Christina Chalk

United States Securities and Exchange Commission

May 7, 2014

The letter agreement to which your letter refers (the “Letter Agreement”) did not commit Valeant to pursue any transaction with Allergan, Inc. (“Allergan”). At the time Valeant entered into the Letter Agreement, Valeant concluded that it did not include Valeant obligations or rights that were material to Valeant within the meaning of the definition of “material definitive agreement” set forth in Form 8-K Item 1.01(b).

The Staff’s comment refers to Valeant’s obligation under the Letter Agreement to contribute $75.9 million to PS Fund 1. We note this amount is less than 0.3% of Valeant’s assets and less than 1.5% of Valeant’s net equity as of December 31, 2013, and it is less than 0.2% of Valeant’s market capitalization as of the close of business on May 2, 2014. We further note that this amount is only 6.2% of Valeant’s fixed assets as of December 31, 2013, which is considerably below the 15% materiality threshold for acquisitions of property, plant and equipment indicated in Regulation S-K Item 601(b)(10)(ii)(C). In light of these low percentages, we do not view this contribution obligation as material to Valeant.

The Staff’s comment also refers to the commitment of Pershing Square Capital Management, L.P. (“Pershing Square”) to hold $1.5 billion in value of common shares in the combined company in the event that Valeant and Allergan were to consummate a transaction. We note that $1.5 billion in value of common shares of the combined company would amount to less than 2% of the pro forma common shares, based on Valeant’s current proposal and the closing price of Valeant common shares on May 2, 2014. We also note that Valeant would not receive any of that $1.5 billion if a transaction were consummated. Finally, we note the highly speculative value of the right: the right will have no value unless:

•	Valeant allows Pershing Square to buy in excess of 5% of Allergan’s common stock (done now but uncertain at the time of the Letter Agreement),

•	Valeant makes an offer for Allergan (again, done now but uncertain at the time of the Letter Agreement),

•	Valeant and Allergan negotiate and execute a mutually acceptable definitive agreement and

•	Valeant and Allergan consummate the transaction.

In light of the foregoing, we do not view Valeant’s right to force Pershing Square to continue to hold $1.5 billion of Valeant’s common shares after a Valeant-Allergan combination as material to Valeant.

We likewise do not view the other terms of the Letter Agreement to create material obligations or rights of Valeant.

Finally, we note that upon the determination of the board of directors of Valeant to make an offer for Allergan, the relevant information, including the Letter Agreement, was disclosed and filed with the Commission.

Christina Chalk

United States Securities and Exchange Commission

May 7, 2014

For the reasons outlined above, we do not believe the Letter Agreement was a material definitive agreement within the meaning of Form 8-K Item 1.01 when Valeant entered into it and thus we do not believe Valeant was required to file a Form 8-K at that time. Since then, the Letter Agreement has become more important, both because PS Fund 1 has acquired a major stake in, and because Valeant has made an offer to acquire, Allergan. We still do not believe the Letter Agreement is material to Valeant, but Valeant has decided to file it as an exhibit to its upcoming Form 10-Q filing out of an abundance of caution.

*    *    *    *    *    *

In connection with this response to the Staff’s comment, each of the Filing Persons acknowledged to me and I therefore acknowledge on its behalf that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly, you can reach me at (310) 712-6630.

Sincerely,

/s/ Alison S. Ressler

cc:	Robert R. Chai-Onn

(Valeant Pharmaceuticals International, Inc.)